SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the fiscal year ended December 31, 2002

                                       OR

( ) Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

      For the transition period from _____ to _____


      Commission file Number 1-11806

                 A. Full title of plan and the address of plan, if different from that of the issuer named below:

                     THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

                 B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                     ETHAN ALLEN INTERIORS INC.
                     ETHAN ALLEN DRIVE
                     DANBURY, CT  06811

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)



                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN



                                TABLE OF CONTENTS



                                                                                                                    Page
                                                                                                                    ----

Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Plan Benefits, December 31, 2002 and 2001                                      2

Statement of Changes in Net Assets Available for Plan Benefits, Year Ended December 31, 2002                          3

Notes to Financial Statements                                                                                         4

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                       11

All other schedules have been omitted as they are not applicable.

                          INDEPENDENT AUDITORS' REPORT



Ethan Allen Retirement Committee and Participants
The Ethan Allen Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ KPMG LLP
------------------

June 18, 2003
Stamford, Connecticut

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2002 and 2001

                                                                                      2002                 2001
                                                                                ----------------     -----------------

Assets:
     Investments, at fair value                                                 $  121,815,553           136,333,117
     Participant loans                                                               5,277,468             5,207,058
                                                                                ----------------     -----------------
                 Total investments                                                 127,093,021           141,540,175
     Employer contributions receivable                                               4,232,795             4,362,130
     Employee contributions receivable                                                 189,650               449,572
                                                                                ----------------     -----------------
                 Total assets                                                      131,515,466           146,351,877
Liabilities:
     Refunds payable for excess contributions                                              --                 49,878
                                                                                ----------------     -----------------
                 Net assets available for plan benefits                         $  131,515,466           146,301,999
                                                                                ================     =================
See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year Ended December 31, 2002


Additions to net assets:
     Interest income                                            $     415,003
     Dividend income                                                2,106,074
     Contributions:
        Employer contributions                                      4,352,360
        Employee contributions                                     13,573,080
                                                                 ------------
                 Total contributions                               17,925,440
                                                                 ------------
                 Total additions                                   20,446,517
                                                                 ------------
Deductions from net assets:
     Net depreciation in fair value of investments                (22,455,159)
     Benefits paid to participants                                (12,722,342)
     Administrative expenses                                          (55,549)
                                                                 ------------
                 Total deductions                                 (35,233,050)
                                                                 ------------
                 Net decrease                                     (14,786,533)

Net assets available for plan benefits:
     Beginning of year                                            146,301,999
                                                                 ------------
     End of year                                                $ 131,515,466
                                                                 ============
See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1) PLAN DESCRIPTION

       The Ethan Allen Retirement Savings Plan (the "Plan") is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. (the "Company" or the "Employer").

       The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the "Retirement Program") into the Ethan Allen 401(k) Employee Savings Plan (the "401(k) Plan"). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants' accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

       The Plan is offered to all employees who have completed at least three consecutive months of service with the Company. Effective January 1, 2001, the Plan was amended and restated. The amendments included extending eligibility to the employees of the newly acquired Dublin, Virginia manufacturing facility and the merger of the Carriage House 401(k) Plan relating to the purchase of retail stores in Wisconsin. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       CONTRIBUTIONS AND VESTING

       Participants may contribute from 1% to 100% (1% to 20% in 2001) of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $11,000 and $10,500 in 2002 and 2001, respectively, to the 401(k) portion of the Plan. The Company matches $1.00 for $1.00 on the first $500 of before-tax contributions and $0.50 on the $1.00 on the next $1,000 of before-tax contributions. As such, the maximum annual
       Company match is $1,000 and such match follows the participants' investment choices as of the date paid. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% (1% to 20% in 2001) of their compensation. The participant's tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% (50% in 2001) of their compensation.

       Employer contributions, if any, to the profit sharing portion of the Plan on behalf of each participant are determined by the board of directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant's account in any year is the lesser of (i) $35,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue Code) or (ii) 25% of the participant's compensation for that Plan year, reduced by any other contributions on the participant's behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit sharing contributions for the Plan in 2002 or 2001.


                                        4
                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       Participants who are employed by the Company on the last day of the Plan year are entitled to receive the employer match contributions. Participant contributions, Employer 401(k) contributions and profit sharing contributions vest immediately.

       During 2001, certain participants contributed $49,878 in excess of the maximum allowable qualified contribution. These excess contributions were reflected as a Plan liability at December 31, 2001 and refunded to the participants in 2002 within the penalty free deadline. There were no excess contributions during 2002.

       INVESTMENT OF FUNDS

       During 2002 and 2001, the amounts contributed to the Plan were invested in one of the following funds at the direction of the participants. A brief description of the funds is as follows:

              AMERICAN CENTURY STABLE ASSET FUND - The Stable Asset Fund invests in a diversified portfolio of high-quality investments issued by major financial institutions and in collateralized stable value vehicles, including guaranteed investment contracts. The fund is managed by SEI Trust Company and Dwight Asset Management Company.

              AMERICAN CENTURY SELECT INVESTORS FUND - The Select Investors Fund invests in common stocks considered by fund managers to have a better than average prospect for appreciation.

              AMERICAN CENTURY ULTRA INVESTORS FUND - The Ultra Investors Fund invests in medium to large-sized companies that show accelerating growth and earnings.

              AMERICAN CENTURY INTERNATIONAL EQUITY FUND - The International Equity Fund invests in common stocks of foreign companies considered to have better than average prospects for appreciation.

              ETHAN ALLEN RESTRICTED/UNRESTRICTED STOCK FUNDS - At December 31, 2001, the Plan held 397,435 restricted shares of common stock of the Company. The Plan held no restricted shares of common stock of the Company at December 31, 2002. All of the restricted shares are subject to proxies granted to Mr. Kathwari, the Chairman of the board of directors, President and Chief Executive Officer of the Company, which expire on the earlier of Mr. Kathwari's termination of employment with the Company or March 22, 2003, and 360,871 of these shares are restricted from being sold by the Plan, other than to the Company, in accordance with applicable securities laws. During 2002 and 2001, the Company purchased approximately 7,009 and 40,834 of restricted shares, respectively, at a market value of approximately $278,299 and $1,427,819, respectively. Through March 31, 2002, the Ethan Allen Restricted Stock Fund restricted participants from transferring their balances from this fund to other funds of the Plan. Effective April 1, 2002, the trading restrictions relating to the portion of Company profit sharing contributions invested in Ethan Allen Restricted Stock were lifted. No such restrictions exist on investments in the Ethan Allen Unrestricted Stock Fund. At December 31, 2002 and
              2001, the Plan held unrestricted shares of common stock of the Company totaling 696,159 and 329,328 shares, respectively.

              Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $34.37 and $41.59 per share at December 31, 2002 and 2001, respectively.


                                        5
                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



              LORD ABBOTT DEVELOPING GROWTH FUND - The Lord Abbott Developing Growth Fund invests in a diversified portfolio of small company stocks with long-range growth potential.

              AMERICAN CENTURY STRATEGIC ALLOCATION CONSERVATIVE FUND - The Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on quality bonds and money market securities over stocks. The Fund's targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

              AMERICAN CENTURY STRATEGIC ALLOCATION MODERATE FUND - The Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The Fund's targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

              AMERICAN CENTURY STRATEGIC ALLOCATION AGGRESSIVE FUND - The Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The Fund's targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

              CHARLES SCHWAB PERSONAL CHOICE(R) RETIREMENT FUND - The Personal Choice(R) Retirement Fund allows the investor to purchase mutual funds, stocks, and bonds offered through Charles Schwab & Co., Inc. Participants must transfer a minimum of $2,500 from their current Plan balance to elect this option. Participants may transfer up to a maximum of 50% of their fully vested balance. This fund was replaced during 2001 with the American Century Brokerage Fund.

              AMERICAN CENTURY VISTA INVESTORS FUND - The Vista Investors Fund invests in common stocks of growing small- to medium-sized companies considered to have better than average prospects for appreciation.

              AMERICAN CENTURY VALUE FUND - The Value Fund invests primarily in equity securities of well established companies that appear to be undervalued at the time of purchase.

              AMERICAN CENTURY BROKERAGE FUND - The fund allows investors to purchase mutual funds, stocks, and bonds offered through American Century. Effective July 1, 2001, 75% of participant balances can be transferred to this account with a minimum balance of $1,000.

       LOANS

       The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JP Morgan/American Century, as Plan recordkeeper, for a loan against the 401(k) portion of that participant's account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant's account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant's termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

       Loans are processed by the Plan recordkeeper upon approval of the application. The Plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month's close plus 1%. Loan rates during 2002 and 2001 ranged from 5.25% to 10.50% and 6.00% to 10.50%, respectively.

                                        6
                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       PARTICIPANTS' ACCOUNTS

       A separate account is maintained for each participant. Net investment income/(loss) is allocated daily to each participant's account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions are allocated to each participant based on each participant's compensation to total compensation of all participants during the year. In 2002 and 2001, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Company.

       DISTRIBUTIONS AND WITHDRAWALS

       Participants may elect to receive their benefits when they reach 59 1/2, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contribution and participant rollover contributions at any time; early withdrawal of before-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59 1/2 or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If your account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.

       In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant's attainment of age 59 1/2 ; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant's termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 70 1/2.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       VALUATION OF INVESTMENTS HELD IN TRUST

       Under the terms of a trust agreement between Chase Manhattan Bank, N.A. (the "Trustee") and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value, which approximates fair value. These contracts are fully benefit responsive and are credited with actual earnings on the underlying investments and are charged for Plan withdrawals and administration expenses charged by the issuer of the respective contracts. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates ranged from 4.98% to 5.30% for 2002.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Loans to participants are valued at face value, which approximates fair value.


                                        7
                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       RECENT ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the Statement of Net Assets Available for Plan Benefits and measure those instruments at fair value. The provisions of SFAS 133, which were adopted by the Plan in 2001, did not have a material effect on the financial statements of the Plan.


(3) INVESTMENTS

       The following table presents the Plan's investments which represent 5% or more of the Plan's net assets available for plan benefits at December 31, 2002 and 2001:

                                                                                2002                 2001
                                                                         ----------------     ------------------

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
Mutual funds:
     American Century Ultra Investors Fund                               $    17,979,701              23,393,481
     American Century Select Investors Fund                                   17,557,455              23,499,182
     American Century Strategic Allocation Moderate Fund                      10,030,856              10,218,458
     American Century International Equity Fund                                5,312,656               6,140,421
Common stock:
     Ethan Allen Interiors Inc. - Restricted                                         --               16,546,306
     Ethan Allen Interiors Inc. - Unrestricted                                23,948,967              13,709,262
Collective trust:
     American Century Stable Asset Fund                                       29,243,801              23,984,724


During 2002, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) depreciated by $22.5 million as follows:

Mutual funds                                                                                    $    (15,061,645)
Common stock                                                                                          (7,392,904)
Collective trust                                                                                            (610)
                                                                                                -----------------
     Net depreciation in fair value of investments                                              $    (22,455,159)
                                                                                                =================


(4) USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

                                        8
                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(5) OBLIGATION FOR PLAN BENEFITS

       Although the Plan is intended to be permanent, the Company expressly reserves the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, participants are entitled to 100% of the current value of vested amounts in their accounts.

(6) PARTIES-IN-INTEREST

       Certain Plan investments represent shares of mutual funds managed by J.P. Morgan/American Century, which also serves as Plan recordkeeper. Therefore, transactions involving these mutual funds qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $47,549 for the year ended December 31, 2002.

(7) PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(8) TAX STATUS

       The Company has received a determination letter from the Internal Revenue Service dated May 21, 2002 stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and legal counsel believe that the Plan continues to be administered in accordance with the applicable sections of the Internal Revenue Code.

(9) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       Net assets available for plan benefits identified in the financial statements presented herein have not been reduced for participant benefits payable of $276,119 and $279,531 at December 31, 2002 and 2001, respectively. However, these amounts have been identified as a reduction to net assets available for plan benefits in the Form 5500 to be filed with the Internal Revenue Service. The following is a reconciliation of net assets available for plan benefits reported in these financial statements and on the Form 5500:

                                                                            DECEMBER 31
                                                              -------------------------------------
                                                                     2002                2001
                                                              -------------------------------------

Net assets available for plan benefits per the financial
   statements                                                 $    131,515,466         146,301,999
Benefits payable to participants                                      (276,119)           (279,531)
                                                              -----------------        ------------
Net assets available for plan benefits per the Form 5500      $    131,239,347         146,022,468
                                                              =================        ============

                                       9
                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       The following is a reconciliation of benefits paid to participants reported in these financial statements and on the Form 5500:

                                                                             YEAR ENDED
                                                                             DECEMBER 31,
                                                                                2002
                                                                            --------------

          Benefits paid to participants per the financial statements        $  12,722,342
          Add benefits payable to participants at December 31, 2002               276,119
          Less benefits payable to participants at December 31, 2001             (279,531)
                                                                            --------------
          Benefits paid to participants per the Form 5500                   $  12,718,930
                                                                            ==============


       Benefits payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year end, but not yet paid as of that date

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN
         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
                                December 31, 2002



             IDENTITY OF ISSUE, BORROWER,               DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                LESSOR, OR SIMILAR PARTY                RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE        CURRENT VALUE
-----------------------------------------------   ---------------------------------------------------------------   -------------

*American Century Stable Asset Fund               Collective trust                                                  $  29,243,801
*American Century Select Investors Fund           Mutual fund                                                          17,557,455
*American Century Ultra Investors Fund            Mutual fund                                                          17,979,701
*American Century International Growth Fund       Mutual fund                                                           5,312,656
*Ethan Allen Interiors Inc.                       Unrestricted common stock                                            23,948,967
*American Century Strategic Allocation
   Conservative Fund                              Mutual fund                                                           2,644,998

*American Century Strategic Allocation
   Moderate Fund                                  Mutual fund                                                          10,030,856
*American Century Strategic Allocation
   Aggressive Fund                                Mutual fund                                                           4,003,133
*American Century Vista Investors Fund            Mutual fund                                                           4,616,979
*American Century Value Fund                      Mutual fund                                                           4,891,248
 Lord Abbott Fund Developing Growth Fund          Mutual fund                                                             704,081
*American Century Brokerage Fund                  Mutual fund                                                             881,678
*Participant loans                                Loans made to Plan participants at Prime plus 1% (5.25%-10.5%)        5,277,468
                                                                                                                    -------------
                 Total investments                                                                                  $ 127,093,021
                                                                                                                    =============
*  Denotes a party-in-interest to the Plan.

See accompanying independent auditors' report.

                                    EXHIBITS


The following document has been filed as part of this report:

Exhibit 99.1     Certification of Periodic Financial Report Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002,
                 U.S.C. Section 1350

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      THE ETHAN ALLEN RETIREMENT SAVINGS PLAN



                                      By:      Ethan Allen Interiors Inc.


Date:  June 30, 2003                  By:     /S/ JEFFREY A. HOYT
                                          --------------------------------------
                                          Name:   Jeffrey A. Hoyt
                                          Title:  Vice President, Finance